March 5, 2010

VIA EDGAR

Ms. Patricia P. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, D.C. 20549

Re: DoubleLine Funds Trust

File Nos.: 811-22378 and 333-164298

Dear Ms. Williams:

We are pleased to submit this letter on behalf of the DoubleLine Funds Trust (the “Trust”) in response to the comments, provided by your letter dated February 26, 2010, to the registration statement on Form N-1A for the Trust (the “Registration Statement”) filed with the Commission on January 12, 2010. The Trust has three series, DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, and DoubleLine Emerging Markets Fixed Income Fund (each a “Fund” or collectively the “Funds”). Your comments are set forth below in italics and are followed by the Trust’s responses, which are reflected in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, filed with the SEC today.

Prospectus

Fund Summary DoubleLine Total Return Bond Fund

1.	Page 1. Investment Objective

Since the Fund is a “total return” fund please delete the words “to maximize current income and” from the investment objective and clarify that the Fund’s objective is total return.

Comment accepted. Please see page 1 of the Registration Statement.

2.	Page 1. Fees and Expenses of the Fund

(a)	Please remove the word “Less” from the caption “Less Fee Waiver and/or Expense Reimbursement.” See Instruction 3(e) of Form N-1A.

Comment accepted. Please see page 1 of the Registration Statement.

(b)	Revise the second footnote to describe briefly who can terminate the fee arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.

Comment accepted. Please see page 1 of the Registration Statement.

3.	Page 2. Portfolio Turnover

Please revise the disclosure hereunder by deleting the words “or other indirect transaction costs” as this language is neither required nor permitted by Item 3 of Form N-1A. See General Instruction C(3)(b) of Form N-1A.

The Funds are fixed income funds. As a result, the most common form of transaction cost is in the form of mark-ups or mark-downs (not “commissions”), which are a form of indirect transaction costs. A correct description of the economic disadvantage of portfolio turnover therefore requires references to indirect transaction costs.

4.	Page 2. Principal Investment Strategies

(a)	Disclosure of Funds’ temporary defensive position is a response to Item 9 of Form N-1A and should be moved to that section of the prospectus. This information is neither required nor permitted by Item 4 to be in the Risk/Return Summary. See General Instruction C(3)(b) of Form N-1A.

Comment accepted. Please see page 2 of the Registration Statement.

(b)	Since the Fund has the word “bond” in its name, please delete the phrase “debt securities” in the second line of the first paragraph and replace it with word “bonds” to be consistent with the Fund’s name. See Rule 35d-1(a)(2) under the Investment Company Act of 1940 (the “1940 Act”).

Comment accepted. Please see page 2 of the Registration Statement.

In addition we have clarified the meaning of “bond,” explaining that it encompasses a wide array of fixed income investments. We have made conforming changes in the Registration Statement in response to your comment. Please see page 2 of the Registration Statement.

(c)	The final sentence of the first paragraph states that the Fund may invest a portion of its assets in inverse floater securities and interest-only and principal-only securities. Please provide risk disclosure specific to these securities in the Principal Risks section.

Comment accepted. Please see page 3 of the Registration Statement.

(d)	The second paragraph of this section states that the duration may exceed eight years. Please explain duration and disclose the range of the Fund’s effective duration. In the Principal Risks section, include an example of duration (e.g., if the Fund has a duration of eight years, a 1% increase in interest rates would generally result in an 8% decrease in the Fund’s value).

Comment accepted. Please see page 2 of the Registration Statement.

We have also made conforming changes in the Registration Statement in response to your comment. Please see page 3 of the Registration Statement.

5.	Page 2. Principal Risks

In the second bullet point describing interest rate risk, please replace the word “changes” with “increases” in interest rates.

Comment accepted. Please see page 3 of the Registration Statement.

Fund Summary DoubleLine Core Fixed Income Fund

Fund Summary DoubleLine Emerging Markets Income Fund

Please comply with the comments given on similar disclosure contained in the total Return Bond Fund.

Comment accepted. Please see pages 5-7 and 10-12 of the Registration Statement.

6.	Page 6. Principal Investment Strategies

Since the Core Fixed Income Fund has the term “fixed income” in its name, please delete the phrase “debt securities” in the second line of the first paragraph and replace it with the words “fixed income” to be consistent with the Fund’s name. See Rule 35d-1(a)(2) under the 1940 Act. Also, disclose the Fund’s maturity/duration policy for its investments in fixed income securities.

Comment accepted. Please see pages 6 and 7 of the Registration Statement.

7.	Page 9. Investment Objective

Since the Emerging Markets Income Fund is an income fund please delete the references to “high total return” and “capital appreciation” from the investment objective and clarify that the Fund’s objective is income.

In response to the comment, we have changed the name of the Fund to the “DoubleLine Emerging Markets Fixed Income Fund”. We have made conforming changes clarifying that the Fund will invest at least 80% of its net assets in “fixed income” instruments. The name of the Fund is now consistent with the investment objective.

8.	Page 10. Principal Investment Strategies

The fourth paragraph of this section states that the Fund may invest in defaulted corporate and sovereign securities. Please explain to us how these investments are suitable for an “income” fund.

In response to the comment, we have changed the name of the Fund to be consistent with investment in defaulted corporate and sovereign securities. In addition, we have clarified that the Fund will invest not more than 20% of its net assets in these securities.

9.	Page 14. Principal Risks and Risk Definitions

Please revise this discussion of principal risks in this section so that they are presented on a fund-by-fund basis.

Comment accepted. Please see pages 15-21 of the Registration Statement.

10.	Page 20. Portfolio Manager

Please provide the business experience for the past five years for each of the listed portfolio managers. See Item 10(a)(2) of Form N-1A.

Comment accepted. Please see page 22 of the Registration Statement.

11.	Pages 20-21. Advisory Agreement

Disclosure in this section states that the discussion regarding the basis for the Board of Trustees approval of the Advisory Agreement will be contained in the Fund’s first semi-annual report to shareholders. Please expand this discussion to provide the period covered by the referenced shareholder report. See Item 10(a)(1)(iii) of Form N-1A.

Comment accepted. Please see page 27 of the Registration Statement.

12.	Page 22. Legal Proceedings

Please update the information in this section to include any subsequent legal proceeding.

Comment accepted. Please see page 28 of the Registration Statement.

Statement of Additional Information

13.	Page B-1. Investment Restrictions

Disclosure in Investment Restriction 5 states that the DoubleLine Emerging Markets Income Fund may invest more than 25% of the value of its assets in debt securities issued or guaranteed by the governments of emerging market countries. Please clarify the disclosure to state that the Fund will not invest more than 25% of its assets in any one emerging market country.

Comment accepted. Please see page B-2 of the Registration Statement.

14.	Page B-28. Independent Trustees

Please identify the independent trustees and provide the information required by Item 17(a) of Form N-1A.

The independent trustees have not yet been appointed by the Trust. However, certain background information regarding independent trustee candidates has been provided in the updated Registration Statement. Please see pages B-28 – B-29 of the Registration Statement.

If you have any questions regarding these matters or require any additional information, please contact me at (212) 504-6376.

Sincerely,

/s/ Ray Shirazi
Ray Shirazi

cc:	Mr. Ronald R. Redell
DoubleLine Funds Trust

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